

April 10, 2019

Zheng Wang
Chief Executive Officer
Molecular Data Inc.
5/F, Building 12, 1001 North Qinzhou Road, Xuhui District
Shanghai 201109
People's Republic of China

> **Re: Molecular Data Inc.**
> **Amendment to Draft Registration Statement on Form F-1**
> **Submitted March 28, 2019**
> **CIK No. 0001758736**

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2019 letter.

Amendment to Draft Registration Statement on Form F-1 filed March 28, 2019

Prospectus Summary
Overview, page 1

1.   You state that, as of September 30, 2018, you had accumulated 87,526 customers and 33,301 suppliers on your online platform. Here, or elsewhere as appropriate, please clarify whether these numbers include customers and suppliers that may not be current users of your platform.

Risk Factors

Our insurance coverage may not be adequate..., page 33

2.   Please discuss the material risks related to not maintaining insurance for the chemicals while they are in your custody at the warehouse as you disclose in response to prior comment 13.

Corporate History and Structure

Restructuring, page 69

3.   Your response to prior comment 4 indicates that the liability will be paid with cash on hand and cash generated in the ordinary course of business, rather than from proceeds of the proposed offering. Please tell us your consideration of providing pro forma earnings per share data. We refer you to the guidance in SAB Topic 1.B.3.

Selected Consolidated Financial and Operating Data, page 73

4.   Your response to prior comment 7 indicates that you monitor the total number transaction orders completed on your Online Platform as an indicator of scale and user engagement. Please tell us your consideration of separately presenting the total number of transaction orders completed under your direct sales model and marketplace model for each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

5.   You state that paying customers increased from 2,666 in 2016 to 3,436 in 2017, and increased from 2,691 in the nine months ended September 30, 2017 to 3,279 in the nine months ended September 30, 2018. Additionally, we note that you acquired 2,111 new customers under the direct sales model in the nine months ended September 30, 2018, and such new customers contributed 8,828 transaction orders over the same period. For context, please provide the number of new customers under the direct sales model for fiscal year 2017 .

Management's Discussion and Analysis of Financial Condition and Results of Operations
Off-Balance Sheet Commitments and Arrangements , page 88

6.   We note your response to prior comment 21 where you state that the company and the founder provided a joint guarantee on the payment of the contingent fee by Shanghai Biotech to the Bank. Please revise your disclosure to discuss the company's off-balance sheet arrangements with respect to this arrangement or tell us why you believe the information is not material. Refer to Item 5.E.1 of Form 20-F.

Note 1. Organization, page F-9

7.   We note your response to prior comment 16. Please tell us whether any share-based compensation expense was allocated in the Company's financial statements for the year ended December 31, 2017 and the nine months ended September 30, 2018. We refer you to the guidance in SAB Topic 1.B and ASC 718-10-15-4.

Note 14. Share Capital, page F-33

8.   Please clarify your response to prior comment 22 that indicates the Company did not grant any awards under an approved share-based compensation plan prior to the completion of the Restructuring. In this respect, your disclosures on page 152 indicate that you granted 40,408,821 awards during fiscal 2014, 2016 and 2017. Explain whether these previously granted awards are being exchanged for new awards under the 2018 Share Plan. Tell us whether any additional awards were granted in fiscal 2018. Describe how you plan to account for the awards granted under your 2018 Share Plan and the authoritative guidance you relied upon. As part of your response, explain in greater detail how you considered the guidance in ASC 718-20-35-3 and 6.

General

9.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services